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                                  EXHIBIT 3(i)





Robert E. Radway                                              Embargo until
602-207-5794                                                  8:00 a.m. (E.S.T.)


                   GFC FINANCIAL CORPORATION ADOPTS NEW NAME

              GFC FINANCIAL CHANGES NAME TO THE FINOVA GROUP INC.


PHOENIX, Arizona, January 25, 1995 -- Recognizing the substantial increase in the company's size and scope of operations, GFC Financial Corporation (NYSE:
GFC) today announced the change of its name to THE FINOVA GROUP INC. along with the change in its principal operating subsidiary's name from Greyhound Financial Corporation to FINOVA CAPITAL CORPORATION. Beginning February 1, 1995, The FINOVA Group's common stock will be listed on the New York Stock
Exchange under the symbol "FNV."   FINOVA Capital Corporation's debt listed on
the New York Stock Exchange will be traded under the symbol "FNVA 02."

Since its spinoff from The Dial Corp in March of 1992, GFC has become one of the most successful commercial finance companies in the nation providing secured financing to small and medium sized businesses in selected industry niches. Since 1992, GFC has expanded its financing capabilities through strong internal growth and the acquisitions of U.S. Bancorp. Financial, Ambassador Factors and TriCon Capital. Because of its growth, the company has become a $5.8 billion organization with a national market presence that, until today, has been operating in fifteen market segments using four different identities.

"We are today, one of the country's major commercial finance companies," said Sam Eichenfield, Chairman, President and CEO. "Our growth has been generated internally and through strategic acquisitions; the time has come to go to market under one name rather than continuing to use the various trade styles of GFC, Greyhound, TriCon and Ambassador. FINOVA, a combination of the words financial and innovators, describes not only our business but is also a tribute to the company's greatest assets -- our employees. We expect to gain in marketing identity, advertising efficiency and in our ability to more effectively cross-sell our many financial services and products. Furthermore, the change will symbolize the full integration of the various cultures that have built the company."





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GFC Financial yesterday announced record fiscal year earnings from continuing operations of $74.3 million ($2.94 per common share), an increase of 96% from 1993 earnings of $37.8 million ($1.80 per common share).

GFC Financial Corporation, with assets of $5.8 billion, is a Phoenix-based major domestic commercial finance company providing secured lending to middle-market companies, making loans from $500,000 to $35 million. GFC also offers financing programs to manufacturers, distributors, vendors and franchisors to facilitate the sale of their products to end-users.

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